Exhibit 99.1

AutoChina International Limited Appoints New Chief Financial Officer

BEIJING--(BUSINESS WIRE)-- AutoChina International Limited ("AutoChina" or the "Company") (formerly Spring Creek Acquisition Corp.) (OTCBB: AUCLF, AUCWF, AUCUF), a leading one-stop commercial vehicle financing company in China, today announced the appointment of Jason Wang as Chief Financial Officer ("CFO"), effective July 16, 2009.

Mr. Wang will be responsible for AutoChina's overall financial planning and control, China and U.S. GAAP compliant financial reporting, SEC filings, investor relations, M&A activities, and general corporate finance activities. He will divide his time between the Company's headquarters in Hebei, China and San Diego, CA. Mr. Wang succeeds Johnson Lau, who was named to the newly created position of Director of Finance. Mr. Lau will report to Mr. Wang and have the responsibility of worldwide accounting and financial reporting.

Mr. Wang has over 10 years experience in finance, capital markets and working with growth companies. He received his MBA from the UCLA Anderson School of Management and Bachelors degrees from both the Wharton School and the School of Engineering and Applied Science at the University of Pennsylvania.

Prior to joining AutoChina, Mr. Wang served as Director of Research and Analytics at Private Equity Management ("PEM") Group Inc., where he was responsible for analysis of prospective investments, credit and cash flow analysis, and valuations. He was involved in both equity and debt investments, such as transactions with startups and China based companies, including an investment in Spring Creek Acquisition Corp. After PEM Group Inc. came under federal receivership, he worked with the federally appointed receiver to manage the investments and acted as the primary point of contact with investors and spearheaded efforts to fulfill investor queries and information requests.

Previously, Mr. Wang worked at QUALCOMM Inc, (NASDAQ: QCOM), a leading developer and innovator of advanced wireless technologies, products and services, where his responsibilities included all phases of venture capital investing, from target company identification to portfolio management. During his tenure, Mr. Wang conducted and oversaw investments in a variety of startup technology companies.

Mr. Wang's background also includes investment banking positions at Relational Advisors LLC and Chase Securities Inc., where he specialized in global M&A activities. He also served as Director of Corporate Development and Planning at 24/7 Real Media Inc., a leading global digital marketing company.

"We expect Jason's leadership and financial acumen will be a great asset to our Company and add increasing depth and diverse skills to our corporate finance team. Jason's familiarity with our operations as an investor, combined with his capital markets expertise, should make for a smooth transition. We also look forward to Johnson Lau's continuing contributions as his background in accounting and financial reporting will continue to serve AutoChina well throughout our expected growth in the coming months and years," said AutoChina's Chairman and CEO, Mr. Yong Hui Li.

Mr. Wang noted, "I am honored to join AutoChina. I have been impressed by Mr. Li, the financial team, and the Company's operations since becoming an investor in 2008. I look forward to the opportunity of leading AutoChina's financial team and helping to grow the Company, as well as communicating with investors and increasing long-term shareholder value."

About AutoChina International Limited:

AutoChina International Limited (OTCBB: AUCLF, AUCWF, AUCUF), is a leading one-stop commercial auto sales and financing company in China. AutoChina's operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the automobile industry;
•	The Company's ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	Whether the transaction to sell the automobile dealership business is consummated;
•	General economic conditions; and
•	Other relevant risks detailed in the Company's filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.